

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2024

Steven Shallcross
Chief Executive Officer and Chief Financial Officer
Theriva Biologics, Inc.
9605 Medical Center Drive, Suite 270
Rockville, Maryland 20850

> **Re: Theriva Biologics, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 2, 2024**
> **File No. 333-279077**

Dear Steven Shallcross:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tamika Sheppard at 202-551-8346 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Leslie Marlow, Esq.